Exhibit 21.1

Subsidiaries of Constar International Inc.

Name	Jurisdiction of Incorporation
BFF Inc.	Delaware
Constar Foreign Holdings, Inc.	Delaware
Constar, Inc.	Pennsylvania
Constar International Holland (Plastics) B.V.	The Netherlands
Constar International UK Limited	United Kingdom
Constar Plastics of Italy S.R.L.	Italy
DT, Inc.	Delaware